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                           February 18, 2022

       Sanjay Patel
       Chief Executive Officer
       Apollo Strategic Growth Capital
       9 West 57th Street 43rd Floor
       New York, NY 10019

                                                        Re: Apollo Strategic
Growth Capital
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed February 4,
2022
                                                            File No. 333-261820

       Dear Mr. Patel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2022 letter.

       Amendment No. 1 of Registration Statement on Form S-4

       Summary , page 36

   1. We note your response to prior comment 4. Please revise to also identify ownership percentages of the
different security holder groups under the maximum redemption scenario.
       Market Price, Ticker Symbol and Dividend Information
       Dividend Policy, page 61

   2. We note you disclose that you currently expect to adopt a dividend policy pursuant to which you would pay a
dividend on the Domesticated Acquiror Class A Common Stock
                                                        in the amount of any
excess cash balances from your tax distributions to the owners of
 Sanjay Patel
FirstName  LastNameSanjay  Patel
Apollo Strategic Growth Capital
Comapany18,
February   NameApollo
             2022      Strategic Growth Capital
February
Page 2 18, 2022 Page 2
FirstName LastName
         OpCo A Ordinary Shares and OpCo B Ordinary Shares in order to maintain the intended economic relationship between the shares of the Domesticated Acquiror Class A Common
         Stock and the OpCo B Ordinary Shares. We further note you disclose that your ability to pay dividends is limited by the Senior Secured Credit Agreement. Please revise your disclosure here and elsewhere as appropriate to describe the limitations in your Senior
         Secured Credit Agreement on the payment of dividends.
Background to the Business Combination, page 175

3. We note your revised disclosure in response to prior comment 17 that in determining the proposed Pre-Money Equity Value for GBT, APSG, with the assistance of its outside financial advisors, analyzed key comparable publicly-traded companies and precedent transactions and applied an investor-friendly discount to the implied valuations thereof.
         Please expand your disclosure to summarize these analyses and and explain how these analyses were applied to determine the proposed Pre-Money Equity Value for GBT of
         $3.83 billion to $4.33 billion. In addition, disclose the investor-friendly discount rate that was applied to the valuations implied by these analyses and explain how the discount rate was determined and deemed to be appropriate.
4. We note your revised disclosure in response to prior comment 21 identifies the members of management or representatives of APSG, GBT, and Sponsor who participated in the referenced meetings and discussions generally. Please revise to identify which of these individuals specifically participated in the referenced meeting and discussions.
Projected Financial Information, page 194

5.       The revised disclosure provided in response to prior comment 24 states that the
         assumption of an approximate 70% recovery in industry Total Transaction Value in 2023 was, in GBT management's view, a reasonable estimate based on its business and professional judgment. Please revise your disclosure further to better explain the basis for management's judgment. In addition, consistent with our prior comment, provide information regarding the expected recovery in industry Total Transaction Value in 2022.
6. You disclose that management's assumption of an approximate 70% recovery in industry
         Total Transaction Value in 2023 is more conservative than certain industry projections, including those set forth on page 13 of Exhibit 99.3 to the Current Report on Form 8-K filed by APSG on December 3, 2021. Please tell us how management considered the referenced other projections and advise what consideration you have given to including these projections which you refer to in your prospectus, including any material assumptions, to provide context for the comparative statement.
7. We note the revisions made in response to prior comment 25, but it does not appear that you have clarified what is meant by "other future prospects of GBT." Please revise your disclosure accordingly.
 Sanjay Patel
FirstName  LastNameSanjay  Patel
Apollo Strategic Growth Capital
Comapany18,
February   NameApollo
             2022      Strategic Growth Capital
February
Page 3 18, 2022 Page 3
FirstName LastName
Opinion of the Financial Advisor to APSG, page 203

8. Your revised disclosure on page 209 states that Houlihan Lokey has taken into account its experiences and professional judgment in applying the discount rates and perpetuity growth rates used to perform a discounted cash flow analysis. Further expand your disclosure to describe the basis for these assumptions, including any quantitative information.
9. We note your response to prior comment 30 and reissue the comment. Please explain why Houlihan Lokey selected and applied the same range of 9.0x to 11.0x to GBT's
         FY 2019 Adjusted EBITDA and FY 2023E Adjusted EBITDA even though the selected companies analysis yielded a 2019 EV to Adjusted EBITDA low/high range of 6.3x to
         34.9x and a 2023 EV to Adjusted EBITDA low/high range of 5.1x to 13.6x.
Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Unaudited pro forma condensed combined balance sheet adjustments related to Business
Combination, page 254

10. We note your revised disclosure in response to prior comment 36 states that the preliminary fair value of the Sponsor Earn-Out Shares was determined utilizing a Monte
         Carlo simulation analysis. Further expand your disclosure to provide additional information regarding any material assumptions underlying this valuation.
GBT's Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating and Financial Metrics
Non-GAAP Financial Measures, page 302

11. In the response to prior comment 43, you state that government subsidies are a contra-
         expense which offsets the payroll costs associated with employees whom GBT continued
         to pay throughout the COVID-19 pandemic, but would have been terminated absent government support. Tell us how you considered Question 100.03 of the Compliance
         & Disclosure Interpretations regarding Non-GAAP Financial Measures as it appears that the adjustment in your non-GAAP reconciliation for restructuring charges incurred in
         2020 related to employee terminations to mitigate the impact of the COVID-19 pandemic.
General

12. We note your revisions in response to prior comment 49 and reissue the comment in part. Please provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your analysis, including any needed assumptions.
 Sanjay Patel
Apollo Strategic Growth Capital
February 18, 2022
Page 4

        You may contact Wei Lu, Staff Accountant, at 202-551-3725 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                        Sincerely,
FirstName LastNameSanjay Patel
                                                        Division of Corporation
Finance
Comapany NameApollo Strategic Growth Capital
                                                        Office of Energy &
Transportation
February 18, 2022 Page 4
cc:       Ross A. Fieldston, Esq.
FirstName LastName